Exhibit 21.1

LIST OF SUBSIDIARIES OF NEOPHOTONICS CORPORATION

SUBSIDIARY	JURISDICTION
NeoPhotonics (China) Co., Ltd.	People’s Republic of China
NeoPhotonics Corporation Limited	Hong Kong
NeoPhotonics Dongguan Co., Ltd.	People’s Republic of China
Shenzhen Photon Broadband Technology Co., Ltd.	People’s Republic of China
NeoPhotonics Japan, Godo Kaisha	Japan
Novel Centennial Limited	British Virgin Islands
Santur Corporation	Delaware